UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(February 14, 2012)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release – Diversinet Appoints Dr. Hon Pak as CEO.

2.

Material change report filed in Canada.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: February 14, 2012

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

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Diversinet Formally Names Dr. Hon Pak as CEO

Visionary Healthcare IT Executive Discusses

Company’s Mobile Solution for Care Coordination

TORONTO, Feb. 14, 2012 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in secure mobile health, announced today that its Board of Directors has formally appointed Dr. Hon Pak as the company’s Chief Executive Officer.

Dr. Pak, who had been serving as the interim CEO since December 2011, was also appointed to the company’s Board of Directors. Prior to his role as interim CEO, he was a member of Diversinet’s executive advisory board since September 2011.

“Having Dr. Pak join Diversinet as the full time CEO is a game changer for the company,” said Alan Portela, a Diversinet director and CEO of Airstrip Technologies. “Hon’s credibility, experience and leadership in steering the IT transformation of the U.S. Army Medical Department along with his new focused vision will make Diversinet a more significant player in mobile health.”

After a distinguished 28 year career with the U.S. Army, Pak, now 48, brings to Diversinet accomplishments including appointments as the first physician Chief Information Officer of the U.S. Army Medical Department as well as the Army’s first Chief Medical Information Officer. In addition he has held prestigious positions outside the Army such as president and board member of the American Telemedicine Association. He is a distinguished graduate of the United States Military Academy, and he holds a medical degree from the Uniformed Services University of Health Sciences. He is also a fellow of the American Board of Dermatology.

Pak commented, “Healthcare is becoming unsustainable, and changes are now in place that will impact the landscape of how healthcare will be delivered.” Pak cited shifting market forces, such as the rising costs of healthcare that are prompting the overall industry to re-evaluate its current models. New models, such as the patient-centered medical home and accountable care, represent new ways to bring about a more patient-centered and systems-based approach that improves the value of healthcare with a focus on wellness and prevention. Pak believes that fundamental to this shift is a focus on patient engagement and care coordination. He stated, “Providers can no longer provide episodic care, but they are now responsible for leading a team responsible for coordinating and managing all of a patient’s care.”

Pak accepted the permanent CEO role with Diversinet because of its proven core secure mobile platform and his conviction that mobile devices will be critical to healthcare. “In the past 60 days as interim CEO, I have had the time to validate our technology and assess the market potential for Diversinet,” said Pak. “Our technology is much more than mobile security. The core technology has the components to support and enable care coordination through mobility, and we are now developing a marketing and technology strategy to become a dominant player to mobilize care coordination.”

Diversinet intends to launch a new strategic direction leveraging its patented, award-winning MobiSecure® technology.  Components include a Care Coordination Engine, providing configure once-deploy many capability for clients that need a HIPAA-compliant tracking/case management tool to empower consumers/patients and providers/staff. Diversinet also has a MobiSecure Security SDK for clients (with existing mobile applications or platforms) that need to manage PHI and security.

Pak simply believes that Diversinet “Powers Care Coordination Through Mobility.”

Under the terms of the employment agreement, Dr. Pak has been issued stock options to purchase up to 1,400,000 common shares of Diversinet Corp. exercisable at U.S.$0.30 per common share for a five-year term. The exercise of these options is subject to approval of an increase in the number of shares reserved under the stock option plan by shareholders at the next meeting of shareholders. Assuming such approval, there would be 8,984,362 common shares reserved for issuance in respect of available stock options under the plan.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides patented and proven secure products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to power care coordination. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp.

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FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

February 10, 2012

Item 3

News Release

A press release with respect to the material change described herein was issued on February 14, 2012 via Canada Newswire.

Item 4

Summary of Material Change

Diversinet Corp. (the “Corporation”) announced that Dr. Hon Pak has been appointed as Chief Executive Officer and the Corporations’ Board of Directors.

Item 5

5.1 Full Description of Material Change

Diversinet Corp. (Delaware) has entered into an employment agreement with Dr. Hon Pak as Chief Executive Officer.  Under the employment agreement Dr. Pak’s annual salary will be U.S.$360,000 and bonuses of up to U.S.$180,000 annually based on meeting targets to be established by Diversinet’s Board.

Under the terms of the employment agreement, Dr. Pak has been issued stock options to purchase up to 1,400,000 common shares of Diversinet Corp. exercisable at U.S.$0.30 per common share for a five-year term. The exercise of these options is subject to approval of an increase in the number of shares reserved under the stock option plan by shareholders at the next meeting of shareholders. Assuming such approval, there would be 8,984,362 common shares reserved for issuance in respect of available stock options under the plan.

The employment agreement also contains certain change of control provisions, non-disclosure provisions and is subject to certain termination provisions.

Diversinet Corp. has also appointed Dr. Pak to the company’s Board of Directors.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

Item 9

February 14, 2012.